

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 23, 2010

Mr. Daniel Urness
Cavco Industries, Inc.
1001 North Central Avenue, Suite 800
Phoenix, Arizona 85004

RE: Cavco Industries, Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed May 21, 2009
File #0-8822

Dear Mr. Urness:

We have reviewed your response letter dated February 11, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Material on Schedule 14A filed on May 21, 2009

Compensation Discussion and Analysis, page 12
Benchmarking, page 13

1. We note your response to comment eight in our letter dated January 28, 2010, particularly your statement that your compensation committee determined that the compensation of your senior management was below that paid to executives of peer group companies, many of which performed worse than Cavco. If you use this or similar comparative statements in the future, please disclose where the compensation paid to your executives fell with respect to the compensation paid to executives at the peer companies, clarify the basis on which you are comparing compensation (e.g., aggregate compensation or individual compensation for each named executive officer) and identify the metric or metrics against which company performance was measured and compared. Finally, please see our comment below regarding long-term compensation. To the extent your long-term

compensation awards are based on benchmarking, you should revise your future
benchmarking disclosure accordingly.

Components of Executive Compensation, page 14
Base Salary, page 14

2. We note your response to comment nine in our letter dated January 28, 2010,
   particularly the names of the two companies that were used for peer group
   comparisons but were not identified in your disclosure. In future filings with
   benchmarking disclosure, please disclose the names of all the companies that
   comprise the peer group.

Incentive Bonus, page 14

3. We note your response to comment ten in our letter January 28, 2010. Your
   response does not provide the information that we requested and largely
   duplicates the disclosure in your proxy statement. Please provide us with the
   following information:

   - An explanation as to why your board replaced the Original Plan with the
     Revised Plan.

   - A materially complete analysis of the board's or compensation committee's
     evaluation of Mr. Urness' performance for fiscal year 2009. It is not
     sufficient to simply note that an evaluation occurred. Depending on that
     nature of the evaluation, to the extent relevant you may wish to address one or
     more of the following questions: What aspects of Mr. Urness' performance
     were considered? How was his performance evaluated? What was the
     assessment of that evaluation and how did that assessment relate to the awards
     Mr. Urness received?

   - An explanation as to why Mr. Urness received a second award of $24,000
     seven days after his first award of $36,000. In doing so, please explain what
     you mean by the "further analysis" you refer to in your response.

   Also, if material, please tell us the relative weights given to Mr. Urness' overall
   performance versus his assumption of the human resources duties during the year.
   Please see Item 402(b)(1)(v) of Regulation S-K which requires that a filer disclose
   how it determined the amount and formula for each element of compensation.

Long-term Compensation, page 15

4. We note your response to comment eleven in our letter dated January 28, 2010,
   particularly your statement that "[f]or purposes of determining the size of the

award, the Committee considered . . . (ii) the size of grants made to senior executives of peer group companies." This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view toward future disclosure, please tell us what impact the size of the grants made to senior executives at peer group companies had on the 2009 grant to Mr. Urness. To the extent the grant to Mr. Urness was tied to a benchmark, please identify the benchmark and discuss where his award fell with respect to the benchmark, and to the extent that his award deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

.

Sincerely,

John Hartz
Senior Assistant Chief Accountant